SCHULTE ROTH & ZABEL LLP

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Writer’s Direct Number Writer’s E-mail Address

(212) 756-2565	neil.rifkind@srz.com

April 18, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NewPage Holding Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, NewPage Holding Corporation (the “Registrant”), we are transmitting for filing with the Securities and Exchange Commission (the “SEC”) the attached Registration Statement on Form S-1 (the “S-1 Registration Statement”) in connection with the Registrant’s initial public offering of its common stock.

We note that, on April 17, 2006, the Registrant filed Amendment No. 3 to a Form S-4 relating to an A/B exchange offer of certain of its debt securities (Commission File No. 333-129343) (the “S-4 Registration Statement”). The disclosure in the preliminary prospectus contained in the S-1 Registration Statement is substantially similar to the disclosure in the preliminary prospectus contained in the S-4 Registration Statement, other than differences specific to the securities contemplated to be offered by each of the registration statements.

Please contact the undersigned at (212) 756-2565 with any questions concerning this submission.

Very truly yours,

/s/ Neil C. Rifkind

Neil C. Rifkind

cc:	Douglas K. Cooper
NewPage Holding Corporation
Vice President, General Counsel and Secretary

John E. Kurila
NewPage Holding Corporation
Controller

Gregory A. Hoffbauer
NewPage Holding Corporation
Assistant Controller

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP